KORE RESOURCES INC.
1101 Brickell Ave., South Tower, 8th Floor
Miami, FL 33131

March 23, 2015

United States Securities and Exchange Commission
Attn. Ronald E. Alper, Esq.
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 2049

RE:	Kore Resources, Inc.
Amendment No. 4 to Form 8-K Filed February 13, 2015
File No. 000-54977

Dear Mr. Alper:

We have received the letter dated February 26, 2015, from the reviewing staff (the “Staff”) of the Securities and Exchange Commission.  We have filed, today, an Amendment No. 4 to Form 8-K to respond to these comments.  The numbered paragraphs below respond to these comments.  The numbered paragraphs below respond to the corresponding paragraphs in the Staff’s February 26, 2015 letter.

General

1.	We have been unable to access your website at the URL www.weedweb.com. With a view to revised clarifying disclosure in your filing, please advise us of the status of the website.

1.
Unforeseen technical difficulties have caused a break in web hosting services for our site for the time being.  This is temporary and as soon as our website at the URL www.weedweb.com is functioning, we will notify you.  We apologize for any inconvenience this may cause.

Description of Business, page 4

 Competitive Strengths, page 5

2.
We note your response to comment 2 in our letter dated January 28, 2015 and your revised disclosure on page 5. However, it is unclear why you did not provide additional clarification of (1) your milestones going beyond three months and (2) your short- and long-term liquidity needs in quantitative and qualitative terms and taking into account the overall plan of operations. In this regard, please revise statements that you “expect raising $2,000,000” to clarify that that is the amount you need to raise to meet your liquidity needs. Currently the statement suggests that you believe you will raise that amount, and it is unclear on what basis you would make that statement.

2.
Our longer term milestones we have in place as rough guides are 500,000 unique monthly visitors after the first year and 1,000,000 after the second year.  If we are able to attain this milestone, much of the other milestones will fall in line as website traffic and exposure is everything in this business. In terms of our listings on the database, we feel that the growth rate will begin to peak and level off around 5,000 companies. We will continue to add the new companies coming into the industry but the growth rate of new companies added will greatly diminish. Sponsored content licensing and affiliate product sales after a year should have professional sales staff signed on and engaged in daily revenue generation. As said, as long as the long-term goal of 500,000-1,000,000 in unique monthly visitors is achieved, the sales process will be easier.

We revise our prior response to comment 2 in your letter dated January 28, 2015, to remove the statement about “expect[ing] to raise $2,000,000”. Our estimate for costs associated with web development, staff, social media campaigns and other expenses are $250,000 for the remainder of 2015.  These estimates are based off of our expenditures in 2014.  Thus $250,000 is our short time liquidity needs.  As far as long term liquidity, we would expect to need between $200,000 and $300,000 for a year of operation.  Our liquidity will hopefully be aided by the generation of revenue by the site itself.

Directors and Executive Officers, Promoters and Control Persons, page 19

Directors and Executive Officers, page 19

3.           We note your response to comment 19 in our letter dated October 7, 2014. As previously requested, please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

3.           Ms. Tantum has been in the digital technology sector for her entire career, serving in positions such as digital strategist and project management for Fortune 500 companies such as GlaxoSmithCline, Memorial Sloan Kettering Cancer Center and the Mayo Clinic.  Considering her educational background in business management and marketing and exceptional experience in the digital arena since 2007, Ms. Tantum is well versed in all things digital marketing and online advertising.   These are absolutely necessary skills for a director and founder of WeedWeb. While Ms. Tantum serves to manage the technical aspects of creating and maintaining an online datavase, Mr. Killeen performs daily financial management functions.  Mr. Killeen obtained a business undergraduate degree in 2008 and then went on to obtain his Master’s in Business Administration.  He began managing people and processes when he was appointed the youngest manager in General Motors history of the GM assembly plant in Shreveport, Louisiana at the age of 18.

Certain Relationships and Related Transactions, page 24

4. Please revise to disclose the June 30, 2014 share exchange transaction here or tell us why you do not believe it is required. See Item 404 of Regulation S-K.

4.           Please see attached for June 30th 2014 share exchange agreement.

Security Ownership of Certain Beneficial Owners and Management, page 25

5. Please disclose the natural persons who have ultimate voting or investment control over the shares held by Craigstone Ltd and Level Up Investments, LLC. See Instruction 2 to Item 403 of Regulation S-K.

5.           Ultimate voting or investment control for shares held by Craigstone Ltd. lies with Kenneth Ciapala.  Voting or investment control in Level Up Investments, LLC is held by Matt Collins.

The Company acknowledges that:

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person un the federal securities laws of the United States.

Very Truly Yours,

Isl Matthew Killeen